UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-130684-25

Morgan Stanley Capital I Inc., as registrant on behalf of its issuing entity,
Morgan Stanley Capital I Trust 2007-HQ11
(Exact name of registrant as specified in its charter)

Comission File Number of Depositor:  333-130684

1585 Broadway, New York, New York 10036, (212) 761-4000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Morgan Stanley Capital I Trust 2007-HQ11,
Commercial Mortgage Pass-Through Certificates, Series 2007-HQ11
Classes A-1, A-1A, A-2, A-3-1, A-3-2, A-AB, A-4, A-4FL, A-M, A-MFL, A-J, B, C, D, E, and F
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

   Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) ☐	Rule 12h-3(b)(1)(i) ☐
Rule 12g-4(a)(1)(ii) ☐	Rule 12h-3(b)(1)(ii) ☐
Rule 12g-4(a)(2)(i) ☐	Rule 12h-3(b)(2)(i) ☐
Rule 12g-4(a)(2)(ii) ☐	Rule 12h-3(b)(2)(ii) ☐
Rule 15d-6 ☒

   Approximate number of holders of record as of the certification or notice date: 40

   Pursuant to the requirements of the Securities Exchange Act of 1934, Morgan Stanley Capital I Inc., as registrant on behalf of its issuing entity, Morgan Stanley Capital I Trust 2007-HQ11, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Morgan Stanley Capital I Inc.

Date: January 28, 2008	By: /s/ Anthony J. Sfarra
Name: Anthony J. Sfarra
Title: Vice President